Exhibit 99.1

DATED THIS 23rd DAY OF January 2026

BETWEEN

SUNPOWER TECHNOLOGY LTD.

(Registration No.: 125925)

(“Vendor”)

AND

MFS TECHNOLOGY (S) PTE LTD

(Registration No.: 198803689D)

(“Buyer”)

__________________________________________________________

SHARE SALE AND PURCHASE AGREEMENT

in relation to the entire issued share capital of

SUNPOWER MALAYSIA MANUFACTURING SDN. BHD.

(Registration No.: 200801022927 (824246-W))

__________________________________________________________

Exhibit 99.1

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	3
2.	AGREEMENT TO BUY AND SELL THE SALE SHARES	16
3.	CONSIDERATION	16
4.	CONDITIONS PRECEDENT	19
5.	COMPLETION	21
6.	REPRESENTATIONS AND WARRANTIES	29
7	UNDERTAKINGS	30
8.	INDEMNITY	35
9.	CLAIMS AND LIABILITY	36
10.	EFFECTIVE AND TERMINATION	41
11.	MISCELLANEOUS	42
SCHEDULE 1 The Company		48
SCHEDULE 2 WARRANTIES OF THE COMPANY		49
SCHEDULE 3 DISCLOSURE SCHEDULE		56
SCHEDULE 4 ASSETS OF THE COMPANY		61
SCHEDULE 5 PARENT COMPANY GUARANTEE		62
SCHEDULE 6 CREDITORS OF ACCOUNT PAYABLES		63
SCHEDULE 7 RETAINED SUMS		65

Exhibit 99.1

THIS SHARE SALE AND PURCHASE AGREEMENT (“Agreement”) is made on 23 January 2026

BETWEEN

(1) SUNPOWER TECHNOLOGY LTD. (Registration No.: 125925), an exempted company incorporated in the Cayman Islands and having its registered office at One Nexus Way, Camana Bay, George Town, Grand Cayman, KY1-9005, Cayman Islands (“Vendor”);

AND

(2) MFS TECHNOLOGY (S) PTE LTD (Registration No.: 198803689D), a company incorporated in Singapore and having its registered address at 801 Lorong 7 Toa Payoh, #02-01 WBL Building, Singapore 319319 (“Buyer”).

(The Vendor and the Buyer shall be referred to individually as “Party” and collectively as “Parties” as the context may require).

WHEREAS:-

(A) SunPower Malaysia Manufacturing Sdn. Bhd. (Registration No.: 200801022927 (824246-W)) (“Company”) is a private limited company incorporated under the laws of Malaysia and is principally involved in the manufacturing of solar power products. Further details on the Company as at the date of this Agreement are set out in Schedule 1.

(B) As at the date of this Agreement, the Company is a wholly owned subsidiary of the Vendor, and the Company’s issued share capital is Two Billion Two Hundred and Fifty Seven Million One Hundred and Fifty Thousand (2,257,150,000) ordinary shares comprising Ringgit Malaysia Seventy Seven Million Five Hundred Thousand (RM77,500,000.00) fully paid up shares, Ringgit Malaysia One Billion Eighty Six Million Seven Hundred and Sixty Two Thousand Two Hundred (RM1,086,762,200.00) partially paid up shares and Ringgit Malaysia One Billion Ninety Two Million Eight Hundred and Eighty Seven Thousand Eight Hundred (RM1,092,887,800) unpaid shares (“Sale Shares”).

(C) The Vendor has agreed to sell to the Buyer, and the Buyer has agreed to purchase from the Vendor, the Sale Shares, on the terms and subject to the conditions set out in this Agreement.

NOW IT IS HEREBY AGREED as follows:-

1. DEFINITIONS AND INTERPRETATION

In this Agreement, unless the context otherwise requires, the provisions in Clause 1 shall apply.

1.1 Definitions

Exhibit 99.1

“Accounts”	means the audited accounts of the Company for the period ended on the Accounts Date.
“Accounts Date”	means 29 December 2024.
“Act”	means the Companies Act 2016.
“Action”	means any action, suit, arbitration, mediation or other proceeding, in each case before any Governmental Authority, whether civil, criminal, administrative or otherwise, in law or in equity.
“Affiliate”

means as to any person, any other person which directly or indirectly controls, is controlled by, or is under common control with such person. For purposes of this definition, “control” of a person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such person whether by ownership of voting stock, by Contract or otherwise.

“Agreement”	means this Share Sale and Purchase Agreement and the Schedule annexed hereto (as may be amended and supplemented from time to time).
“Air Products Case”	means any and all ongoing legal proceedings, claims, actions, or disputes between the Company and Air Products Malaysia Sdn Bhd.
“Alternate Transaction”	shall have the meaning ascribed to it in Clause 7.2.
“AR”

means the account receivable amounting to United States Dollars Three Hundred and Eighty Six Million One Hundred and Ninety Six Thousand (USD386,196,000.00) due to the Company by the Vendor as at the Locked Box Date.

“Base Purchase Consideration”	means an amount of United States Dollar Fifty-One Million (USD51,000,000.00) only.
“Business Day”

means a day (other than a Saturday, a Sunday or a public holiday) on which commercial banks are open for ordinary banking business in the state of Melaka, Malaysia, PRC, Singapore, the United States and the Cayman Islands.

“Buyer’s Solicitors”	means JunHe LLP of 25-28/F HKRI Centre One, HKRI Taikoo Hui 288 Shimen Road (No.1), Shanghai 200041, P. R. China.

Exhibit 99.1

“Buyer’s Malaysia Solicitors”	means Robin Lynn & Lee (in collaboration with DFDL) of 23-08, Level 23, Tower B, Vertical Business Suites, Jalan Kerinchi, Bangsar South 59200 Kuala Lumpur, Malaysia.
“Capital Reduction”	shall have the meaning ascribed to it in Clause 7.6.1.

“Claims”

means claims, allegation, cause of action, proceeding, liability, suit or demand made under or in connection with this Agreement against the Vendor arising from a breach of the Vendor’s representation and warranties, covenant, agreement or obligation under this Agreement.

“Company”	shall have the meaning ascribed to it in Recital (A).
“Completion”	means the completion of the sale and purchase of the Sale Shares pursuant to Clause 5.
“Completion Date”	shall have the meaning ascribed to it in Clause 5.1.1.
“Completion Payment”	shall have the meaning ascribed to it in Clause 3.2.2.
“Completion Date of the Capital Reduction”

means the date on which the Capital Reduction contemplated under this Agreement takes effect pursuant to section 117 of the Act, being the date of the Company’s receipt of notice of confirming reduction of share capital issued by the Companies Commission of Malaysia in respect of the Capital Reduction.

“Completion Date of the Change of the Shareholder”

means the date on which the transfer of the Sale Shares pursuant to this Agreement is completed and the name of the Buyer is entered in the register of members of the Company as the registered holder of such Sale Shares, in accordance with the Act.

“Conditions Precedent”	shall have the meaning ascribed to it in Clause 4.1.1.

“Contract”

means any legally binding contract, agreement, license, sublicense, lease, sublease, conditional sales contract, mortgage, sales or purchase order, commitment, arrangement, undertaking, or understanding.

“Continuing Contracts”

means the following Contracts entered into by the Company with the respective counterparties that are mutually agreed by the Parties not to be terminated and are intended to continue after Completion:-

Exhibit 99.1

(i) company secretarial and compliance services agreement with Tricor Corporate Services Sdn Bhd in relation to company secretarial, statutory compliance and corporate governance;

(ii) sewerage services arrangement with Indah Water Konsortium Sdn Bhd in relation to statutory sewerage / utilities;

(iii) electricity supply agreement with Tenaga Nasional Berhad in relation to energy supply / utilities / operational services; and

(iv) operational / services agreement with Syarikat Air Melaka Berhad in relation to water, utilities or operational support services.

“Controlling Shareholder”

means, with respect to any person, any other person:-

(i) who, directly or indirectly, holds more than fifty percent (50%) of the voting shares or equity interests of such person; or

(ii) who, regardless of shareholding percentage, possesses the power, directly or indirectly, to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract, through board representation or otherwise (including, without limitation, the power to appoint a majority of the members of the board of directors or equivalent governing body).

“Current Directors”	means the following persons:- (i) Chua Chun How (NRIC No.: 830326-01-6399); and (ii) Ang Bok Hong (Singapore Passport No.: K4570879B).
“Data Room Materials”

means the documents, materials and information relating to the Company made available for inspection by the Buyer and its advisers in the virtual data room established by or on behalf of the Vendor on OneDrive as contained in a USB drive delivered by or on behalf of the Vendor to the Buyer on the date of this Agreement and as verified by the Buyer as a correct copy of the relevant information prior to the signing of the Agreement, an index of which is attached in the Disclosure Schedule.

Exhibit 99.1

“Debt”

means, in relation to the Company, the aggregate amount (expressed as a positive number) of the Company’s quantifiable and actual financial liabilities which would be classified as debts pursuant to the Malaysian Financial Reporting Standards and International Financial Reporting Standards, together with (to the extent not already counted as the Leakage):-

(i) the principal and accrued interest on any borrowing or indebtedness in the nature of borrowing incurred by the Company including bank debt, loans, overdrafts, any loan notes or bonds and any other secured lending or credit liabilities provided by any member of the Vendor’s Group, any direct or indirect Controlling Shareholder of the Guarantor or any Affiliate of such Controlling Shareholder, or any third party to the Company;

(ii) declared and/or accrued but unpaid dividends of the Company plus the corresponding withholding tax;

(iii) the amount of cash advance to the Company from any member of the Vendor’s Group, any direct or indirect Controlling Shareholder of the Guarantor or any Affiliate of such Controlling Shareholder, or any third party;

(iv) any brokerage, financial, accounting, tax, legal and other fees and costs incurred by the Company in connection with the preparation for, negotiation and implementation of the Transaction;

(v) unpaid purchase price obligations in respect of any assets, facilities or equipment;

(vi) the aggregate amount payable due to any member of the Vendor’s Group, any direct or indirect Controlling Shareholder of the Guarantor or any Affiliate of such Controlling Shareholder, or any third party in connection with expense paid by such person on behalf of the Company and cash funding paid by such person to the Company; and

(vii) the aggregate amount required to be paid pursuant to any final court ruling, judgement or

Exhibit 99.1

settlement agreement in connection with any litigation, arbitration or dispute involving the Company.
“Deposit”	shall have the meaning ascribed to it in Clause 3.2.1.
“Disclosed”

in the context of any fact, matter or circumstance for the purpose of this Agreement is if such fact, matter or circumstance is fairly disclosed:-

(i) in this Agreement (including the Disclosure Schedule);

(ii) as the Data Room Materials,

(iii) in the Accounts and the Locked Box Accounts,

in respect of any of these with such particulars and details as would be reasonably sufficient to identify and understand the full nature and scope of the matter disclosed to enable a reasonably informed assessment of the fact, matter or circumstance concerned and provided that such disclosure is true, complete, accurate and not misleading.

“Disclosure Schedule”	means the disclosure schedule attached hereto as Schedule 3.
“Encumbrances”

means any claim, charge, mortgage, lien, option, pledges, equity, power of sale, hypothecation, retention of title, right of pre-emption, right of first refusal or other third party right or restrictions on transfer or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing.

“Equity Pledge”	means the share pledges that the Vendor has created over the Sale Shares.
“Final Purchase Consideration”	means the aggregate consideration for the Sale Shares, being the sum of:- (i) the Base Purchase Consideration; less (ii) the UTP Amount.
“Fundamental Warranties”	means, in relation to the Vendor, the warranties and representations of the Vendor set out in:- (i) Clause 6.1.1; and

Exhibit 99.1

(ii) Paragraph 1, Paragraph 2, Paragraph 3 and Paragraph 8 of Schedule 2.
“Governmental Authority”

means any national, federal, regional, state, local or other executive body, legislative body, court, arbitral tribunal, recognised securities or stock exchange, administrative agency or commission, or other governmental, administrative, supervisory or regulatory body, authority, agency or instrumentality.

“Governmental Official”

means (i) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority; (ii) any political party or party official or candidate for political office; or (iii) any official, officer, employee, or representative of a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Authority.

“Guarantor”

means MAXEON SOLAR TECHNOLOGIES, LTD. (Registration No.: 201934268H), a company incorporated in Singapore and having its registered address at 38 Beach Road #23-11, South Beach Tower, Singapore 189767.

“Indemnitee”	shall have the meaning ascribed to it in Clause 8.1.
“Leakage”

means, save and except for the Permitted Leakage:-

(i) any dividend or distribution of profits or assets, or any payments in lieu of any dividend or distribution, paid or made, or any repurchase, redemption or return of share or loan capital paid, in each case by the Company to any member of the Vendor’s Group, any direct or indirect Controlling Shareholder of the Guarantor or any Affiliate of such Controlling Shareholder;

(ii) any payments made by the Company to or for the benefit of any member of the Vendor’s Group, any direct or indirect Controlling Shareholder of the Guarantor or any Affiliate of such Controlling Shareholder;

(iii) the waiver by the Company of any amount owed to the Company by any member of the Vendor’s Group, any direct or indirect Controlling Shareholder of the Guarantor or any Affiliate of such Controlling Shareholder;

Exhibit 99.1

(iv) any management incentive payments or bonus payable solely as a result of the Transaction, paid or made, in each case by the Company;

(v) any liability or obligation assumed or indemnity incurred by the Company in favor of any member of the Vendor’s Group, any direct or indirect Controlling Shareholder of the Guarantor or any Affiliate of such Controlling Shareholder;

(vi) any management fees, consulting service fees, advisory fees, or other similar fees paid by the Company to any member of the Vendor’s Group, any direct or indirect Controlling Shareholder of the Guarantor or any Affiliate of such Controlling Shareholder; and

(vii) any payment of the Company for any Tax, costs and expenses as a result of any of the Leakage under the clauses above,

from the Locked Box Date and until the Completion Date (both date inclusive).

“Locked Box Accounts”	means the unaudited balance sheet and profit and loss statement of the Company ended on the Locked Box Date.
“Locked Box Date”	means 31 October 2025.
“Longstop Date”

means 27 February 2026 provided that if on 27 February 2026, the Conditions Precedent have not been satisfied and the Parties are otherwise in compliance with their respective obligations, then the Longstop Date shall be automatically extended to a date falling one (1) month after 27 February 2026, or such other date as may be agreed in writing between the Parties.

“Losses”

means in respect of any matter, event or circumstance, all losses, liabilities, costs, charges, expenses, actions, proceedings, claims, demands, payments, fines, penalties or other liabilities in any case of any nature whatsoever, including solicitors’ costs, advisor’s fees and other reasonable expenses of investigation and defense of any of the foregoing, whether occurring before or after the Completion.

“Material Adverse Effect”	means any change, event, circumstance, effect, development, condition or occurrence which occurs after the Locked Box Date but prior to the Completion Date

Exhibit 99.1

(both date inclusive), that has had a material adverse effect on the financial condition, assets or material license of the Company, but excluding any of the foregoing arising out of, resulting from or attributable to:-

(i) any matter which has been Disclosed;

(ii) the preparation, negotiation, entry into and implementation of this Agreement and the Transaction;

(iii) any action taken by the Vendor or the Company that is required by this Agreement or at the Buyer’s written request or consent; and/or

(iv) any act or omission of the Buyer.

“Material Contract(s)”	has the meaning given in Paragraph 7 of Schedule 2.
“MITI”	means Ministry of Investment, Trade and Industry of Malaysia.
“Net Intercompany Balances”

means the net intercompany balances (including the AR) which remain owing to the Company by the Vendor’s Group as at the Completion Date, which shall not exceed United States Dollars Three Hundred and Eighty Six Million One Hundred and Ninety Six Thousand (USD386,196,000.00).

“Notice”	has the meaning given in Clause 11.9.1.
“Permitted Leakage”

means:-

(i) the waiver by the Company of the Net Intercompany Balances owed to the Company by the Vendor’s Group, but excludes all costs, expenses, liabilities, Tax and amounts payable by the Company in connection therewith or as a result of such waiver; and

(ii) in the event that the amount of United States Dollar One Million Nine Hundred Thousand (USD1,900,000) payable to the Company as at the date of this Agreement in connection with the sale of certain equipment is not received by the Company prior to Completion, the assignment by the Company to the Vendor of such amount on Completion.

Exhibit 99.1

“PRC”	means the People’s Republic of China, excluding solely for the purposes of this Agreement Hong Kong, the Macau Special Administrative Region and Taiwan.
“Representatives”	means, with respect to any person, any director, officer, manager, agent, employee, general partner, limited partner, advisor or representative of such person.
“Retained Sums”

means any deposit or other sums provided or otherwise paid by the Company to the respective counterparties of the Continuing Contracts (whether as deposit, excess payment or otherwise), the amount of which:

(i) are being or will be retained or held by such counterparties on or after Completion; and

(ii) are not utilised by the Company to pay off amounts due and payable by the Company for goods provided or services rendered prior to or on Completion Date by such counterparty to the Company under the Continuing Contract, a list of which is attached hereto as Schedule 7, provided that the amount of the Retained Sums shall not exceed Ringgit Malaysia One Million Two Hundred and Sixty- Five Thousand Four Hundred and Fifty-Seven (RM1,265,457.00).

“Ringgit Malaysia” or “RM”	means the lawful currency of Malaysia.
“Owned Real Property”	means the land in Malacca that is held under individual title GRN 55410, Lot 14603, Mukim Sungei Petai, Daerah Alor Gajah, Negeri Melaka.
“Sale Shares”	shall have the meaning ascribed to it in Recital (B).
“Stamp Duty Documents”	means: (i) the latest statutory audited accounts of the Company; and (ii) the management account of the Company for the calendar month immediately prior to Completion.
“Surviving Provisions”	means Clause 1, Clause 5, Clause 8, Clause 9 and Clause 11 of this Agreement, which shall survive the termination of this Agreement.

Exhibit 99.1

“Tax”

means and includes all forms of duty, charge, impost, fee, deduction, withholding or taxation of any nature levied by reference to income, profits, turnover, or other reference and any statutory, governmental, state and federal, impositions, duties, contributions, rates and levies, charged or made liable by a Governmental Authority and including all interest, penalties, surcharge and additions imposed with respect to such amounts.

“Tax Returns”

means any report, declaration, return, information return, claim for refund, election, disclosure, estimate or statement filed or to be filed by the Company with Governmental Authority in connection with Taxes, including any schedule or attachment thereto.

“Tax Warranties”	means, in relation to the Vendor, the warranties and representations of the Vendor set out in Paragraph 10 of Schedule 2.
“Transaction”	means the transactions contemplated by this Agreement (including, for the avoidance of doubt, the sale and purchase of the Sale Shares on and subject to the terms set forth in this Agreement).

“Uncertain Tax Position”	shall have the meaning ascribed to it in Clause 5.5.1.
“United States Dollar” or “USD”	means the lawful currency of the United States of America.
“UTP Amount”	shall have the meaning ascribed to it in Clause 5.5.1.
“Vendor’s Account”	means the bank account of the Vendor, the particulars of which are set out below:

Exhibit 99.1

“Vendor’s Completion Deliverables”	shall have the meaning ascribed to it in Clause 5.1.1(b).
“Vendor’s Group”

means (i) the direct and indirect shareholders of the Vendor and (ii) the respective Affiliates of the persons in limb (i) from time to time, but excludes the Company, the direct and indirect shareholders of the Guarantor and the Affiliates of such direct and indirect shareholder of the Guarantor.

“Vendor’s Solicitors”	means Shearn Delamore & Co. of 7th Floor, Wisma Hamzah-Kwong Hing, No. 1, Leboh Ampang, 50100 Kuala Lumpur.

1.2 Modification etc. of Statutes

1.2.1 References to a statute, statutory provision, guideline or regulations include:-

(a) that statute, statutory provision, guideline or regulations (as from time to time modified, re-enacted or consolidated) whether before or after the date of this Agreement;

(b) any past statute, statutory provision, guideline or regulation (as from time to time modified, re-enacted or consolidated) which that statute, statutory provision, guideline or regulation has directly or indirectly replaced; and

(c) any subsidiary or subordinate legislation made from time to time under that statute, statutory provision, guideline or regulation which is in force at the date of this Agreement.

1.3 Singular, Plural, Gender

1.3.1 References to one gender include all genders and references to the singular include the plural and vice versa.

1.4 References to Persons and Companies

1.4.1 References to:-

(a) a person shall include any company, limited liability partnership, partnership, business trust or unincorporated association (whether or not having separate legal personality); and

(b) a company shall include any company, corporation or any body corporate, wherever incorporated.

The words “subsidiary(ies)” and “related corporation” shall have the same meaning in this Agreement as their respective definitions in the Act.

Exhibit 99.1

1.5 Time

1.5.1 Unless otherwise specified, if any period of time is specified from a given day, or the day of a given act or event, it is to be calculated exclusive of that day and if any period of time falls on a day which is not a Business Day, then that period is to be deemed to only expire on the next Business Day. Unless otherwise specified, any reference to the time of day is a reference to that time in the state of Melaka, Malaysia.

1.6 Procure

1.6.1 References to “procure” shall, in reference to a person, be construed as a reference to using all rights held by that person, including in its capacity as a shareholder, director or employee (subject only to such person's fiduciary duties in such capacity).

1.7 Interpretation Acts 1948 and 1967

1.7.1 Unless otherwise specified, the Interpretation Acts 1948 and 1967 shall apply to this Agreement in the same way as it applies to a written law.

1.8 Schedules etc.

1.8.1 References to this Agreement shall include any Recital(s) and Schedule(s) to it and references to Clause(s) and Schedule(s) are to Clause(s) of, and Schedule(s) to, this Agreement.

1.9 Headings

1.9.1 Headings shall be ignored in interpreting this Agreement.

1.10 Information

1.10.1 References to books, records, documentation or other information mean books, written records or other written information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.11 Construction

1.11.1 Unless a contrary indication appears, a reference in this Agreement to “including” and similar expressions shall not be construed restrictively but shall mean “including without prejudice to the generality of the foregoing” and “including, but without limitation”. The word “otherwise” shall not be construed as limited by the words with which it is associated.

1.12 References to Law

1.12.1 Any reference to “law” or analogous term shall include any statute, law, rule, regulation, guideline, ordinance, code, policy or rule of common law issued, administered or enforced by any Governmental Authority or any judicial interpretation thereof.

Exhibit 99.1

1.13 No contra proferentem

1.13.1 No provision of this Agreement shall be construed adversely to a Party solely on the ground that the Party prepared that provision or caused its preparation and no rule of construction against the draftsperson shall be applied in connection with the interpretation, application or enforcement of this Agreement.

1.14 Recitals

1.14.1 The Recitals set forth in this Agreement shall have effect and be construed as if incorporated in the body of this Agreement.

1.15 Method of Payment

1.15.1 Unless otherwise specified, wherever in this Agreement provision is made for the payment by one Party to the other Party, such payment shall be effected by electronic transfer of funds for same day value to the bank account nominated by the payee to the payer reasonably in advance and in sufficient detail to enable such payment to be effected on or before the due date for payment. Such payment shall be free of any bank charges (except for any charges imposed by the Vendor’s receiving bank), commission or fees, set-off, deduction and/or withholding or counterclaims.

1.16 Foreign Currency Exchange Rates

1.16.1 Unless otherwise specified, foreign currency exchange rates required for any calculation or determination to be made under or pursuant to this Agreement shall be determined using the applicable cross-rate published by Bloomberg, and in each case, at 11:00am (Hong Kong time) on the relevant date on which the conversion is required.

2. AGREEMENT TO BUY AND SELL THE SALE SHARES

2.1 Sale Shares

2.1.1 The Vendor agrees to sell to the Buyer, and the Buyer agrees to purchase from the Vendor, on the terms and subject to the conditions set out in this Agreement, the Sale Shares.

2.1.2 The Sale Shares shall be sold by the Vendor to the Buyer free from any Encumbrances whatsoever. The Sale Shares shall be sold together with all rights, benefits, advantages and entitlements attaching to them as at Completion (including the right to receive all dividends or distributions declared, made or paid effective from the Completion Date).

2.1.3 The Vendor shall not be obliged to sell any of the Sale Shares and the Buyer shall not be obliged to complete the purchase of any of the Sale Shares, unless the sale and purchase of all of the Sale Shares is completed simultaneously.

Exhibit 99.1

2.1.4 The Vendor shall on the date of this Agreement deliver or caused to be delivered to the Buyer, the parent company guarantee attached hereto as Schedule 5 duly executed by the Guarantor in favour of the Buyer.

3. CONSIDERATION

3.1 Purchase Consideration

3.1.1 The Vendor shall accept from the Buyer, and the Buyer shall pay to the Vendor, the Final Purchase Consideration (subject to adjustments under Clause 3.3) for the sale and purchase of the Sale Shares under this Agreement.

3.2 Payment of Final Purchase Consideration

3.2.1 Within seven (7) Business Days after the date of this Agreement, the Buyer shall pay to the Vendor an amount equivalent to United States Dollar Eight Million Two Hundred Thousand (USD8,200,000.00) (“Deposit”) by electronic transfer of funds for same day value to the Vendor’s Account, free of any bank charges (except for any charges imposed by the Vendor’s receiving bank), commission or fees, set-off, deduction and/or withholding or counterclaims.

3.2.2 On the Completion Date, the Buyer shall pay to the Vendor the Final Purchase Consideration (i.e., United States Dollar Forty-One Million (USD41,000,000.00)) (subject to adjustments under Clause 3.3) in accordance with Clause 5.1.1(a) (“Completion Payment”) (less the Deposit, which shall be applied towards the Completion Payment) by electronic transfer of funds for same day value to the Vendor’s Account, free of any bank charges (except for any charges imposed by the Vendor’s receiving bank), commission or fees, set-off, deduction and/or withholding or counterclaims.

3.2.3 The payment of the Deposit and the Completion Payment by the Buyer to the Vendor in accordance with Clause 3.2.1 and Clause 3.2.2 above shall constitute full and complete settlement and discharge of the Buyer’s obligation in respect of the payment of the Final Purchase Consideration for the sale and purchase of the Sale Shares under this Agreement.

3.3 Adjustment of the Final Purchase Consideration

3.3.1 Five (5) Business Days prior to Completion, the Vendor shall notify the Buyer of the amount of any known Leakage (if any). If any Leakage between the Locked Box Date and Completion is notified under this Clause 3.3.1, the Final Purchase Consideration shall be reduced by such amount.

3.3.2 Subject always to Completion having taken place and Clause 3.3.4, in the event that there is any Leakage between the Locked Box Date and the Completion Date and such Leakage has not been reduced from the Final Purchase Consideration under Clause 3.3.1, the Vendor shall on demand by the Buyer pay to the Buyer, within ten (10) Business Days from the receipt by the Vendor of a Notice from the Buyer, by way of adjustment to the Final Purchase Consideration an amount in cash equal to such Leakage plus an amount equal to interest at a rate per annum of five point five percent

Exhibit 99.1

(5.5%) on such Leakage from (and including) the Completion Date to (but excluding) the date it is received by the Buyer.

3.3.3 Subject always to Completion having taken place and Clause 3.3.4, in the event that there is any outstanding Debt as of the Completion Date, the Vendor shall on demand by the Buyer pay to the Buyer, within ten (10) Business Days from the receipt by the Vendor of a Notice from the Buyer, by way of adjustment to the Final Purchase Consideration an amount in cash equal to such Debt plus an amount equal to interest at a rate per annum of five point five percent (5.5%) on such Debt from (and including) the Completion Date to (but excluding) the date it is received by the Buyer.

3.3.4 Notwithstanding Clause 3.3.2 and Clause 3.3.3, the Vendor shall not be liable in respect of a claim under Clause 3.3.2 and Clause 3.3.3 unless the Vendor has received a Notice of such claim from the Buyer (including reasonable details and evidence of the alleged Leakage or Debt and the amount payable by the Vendor in respect of such claim) on or before the date falling nine (9) months after the Completion Date. In the event that the Vendor intends to dispute the Notice from the Buyer or any part thereof, the Vendor shall within seven (7) Business Days of receipt of such Notice deliver a Notice to the Buyer that the Vendor disagrees with the Notice from the Buyer or any part thereof and such Notice shall include reasonable details and evidence supporting its disagreement and specifying the amount that the Vendor contends to be correct. If the Parties fail to reach a consensus within ten (10) Business Days after the Buyer’s receipt of the Vendor’s Notice, the alleged Leakage or Debt shall be referred to an independent internationally recognised and reputable public accounting firm as follows:-

(a) the accounting firm shall be appointed subject to the mutual agreement of the Parties;

(b) the accounting firm shall be appointed jointly by the Parties;

(c) the accounting firm may in its reasonable discretion determine the procedures to be followed in the conduct of the determination on the alleged Leakage or Debt as it considers just or appropriate;

(d) the accounting firm shall be requested to deliver its certificate as to the alleged Leakage or Debt only on the specific matters that remain in dispute between the Parties to the Parties within a period of twenty (20) Business Days after the date of its appointment together with the written reasons of its determination on such disputed matters. The accounting firm shall have no authority to make any determination on matters not expressly in dispute or on which the Parties have already reached agreement. In the event that the accounting firm determines that there is Leakage or Debt, the Vendor shall pay to the Buyer, within ten (10) Business Days from the receipt by the Parties of the certificate from the accounting firm, by way of adjustment to the Final Purchase Consideration an amount in cash equal to such Leakage or Debt plus an amount equal to interest at a rate per annum of five point five percent (5.5%) on such Leakage or Debt from (and including) the Completion Date to (but excluding) the date it is received by the Buyer;

Exhibit 99.1

(e) the accounting firm shall act as an expert and not as an arbitrator, whose decision is final and binding on the Parties except in the case of manifest error or fraud; and

(f) the accounting firm’s fees and any costs properly incurred by it in arriving at its determination shall be borne equally by the Parties.

4. CONDITIONS PRECEDENT

4.1 Conditions to Completion

4.1.1 Completion is subject to the fulfilment to the satisfaction of the Buyer on or prior to the Longstop Date of the following conditions (“Conditions Precedent”):-

(a) all corporate and other proceedings that are required to be obtained by the Vendor, the Guarantor and the Company in connection with the Transactions to be completed at the Completion and all documents and instruments incident thereto, shall have been completed, including the receipt by the Buyer of the:-

(i) resolution of the board of directors of the Vendor approving the execution of this Agreement, the delivery and performance of the Vendor’s obligations under this Agreement and the Transactions contemplated in this Agreement, certified as true copy by a director of the Vendor; and

(ii) resolution of the board of directors of the Guarantor approving the execution of this Agreement by the Vendor, the execution of the parent company guarantee referred to in Clause 2.1.4 by the Guarantor, the delivery and performance of the Vendor’s obligations under this Agreement and the Transactions contemplated in this Agreement, certified as true copy by a director of the Guarantor;

(b) the Air Products Case shall have been fully and finally settled, resolved or otherwise concluded, and all costs, expenses, liabilities and amounts payable by the Company in connection therewith (including, without limitation, solicitors’ costs, settlement sums, damages, awards, penalties, if any) shall have been paid in full, and evidence satisfactory to the Buyer of such settlement, resolution and payment (including, where applicable, settlement agreement and/or consent judgement, proof of settlement payments and any documents reasonably required by the Buyer to verify compliance with this requirement) shall have been delivered to the Buyer;

(c) as of the date the last Conditions Precedent being fulfilled other than this Condition Precedent:-

(i) the representations and warranties made by the Vendor in Clause 6.1 and Schedule 2 shall be true and correct and complete in all material respects when made, and shall be true and correct and

Exhibit 99.1

complete in all material respects with the same force and effect as if they had been made on and as of such date, subject to changes contemplated by this Agreement;

(ii) the Vendor shall have performed and complied with all covenants, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Vendor before the Completion Date;

(iii) no provisions of any applicable laws shall prohibit the consummation of any transactions contemplated by the Agreement and the execution of the Agreement. All consents of any competent Governmental Authority or of any other person that are required to be obtained by the Vendor, the Guarantor, and the Company in connection with the consummation of the transactions contemplated by this Agreement and the execution of the Agreement shall have been duly obtained and effective, and evidence thereof (if any) shall have been delivered to the Buyer, expect for which are required to be delivered on the Completion Date;

(iv) no Action shall have been threatened or instituted against the Vendor, the Guarantor or the Company seeking to enjoin, challenge the validity of, or assert any liability against any of them on account of, the Transaction contemplated by this Agreement and the execution of the Agreement, between the date of this Agreement and the date the last Conditions Precedent being fulfilled other than this Condition Precedent;

(v) the Buyer being satisfied of there being no Material Adverse Effect between the Locked Box Date and the date the last Conditions Precedent being fulfilled other than this Condition Precedent. For this purpose, the Vendor shall make available any books, records, other information or such other particulars as may be requested by the Buyer for its assessment of whether any such Material Adverse Effect has occurred; and

(vi) all equipment, facilities and other assets of the Company shall be consistent with those listed in Schedule 4 and shall not be modified, altered, removed or sold.

4.2 Duty to Notify

4.2.1 If, at any time, either Party becomes aware of a fact or circumstance that might reasonably be expected to prevent a Conditions Precedent set out in Clause 4.1 being satisfied, the Party shall inform without delay the other Party of such fact or circumstance.

4.2.2 The Party responsible for satisfaction of each Conditions Precedent in Clause 4.1 shall give a Notice to the other Party of the satisfaction of the relevant Conditions Precedent (including reasonable details and evidence of the satisfaction of the relevant

Exhibit 99.1

Conditions Precedent) within three (3) Business Days of the Party becoming aware of the same.

4.3 Non-Satisfaction of Condition Precedent and Waiver

4.3.1 If any of the Conditions Precedent remain unsatisfied by the Longstop Date, either Parties may rescind this Agreement and the Deposit shall be refunded by the Vendor to the Buyer provided that a Party may not rescind this Agreement upon the non-satisfaction of the Condition Precedent if such Condition Precedent has not been satisfied or has become incapable of satisfaction as a result of failure by such Party to comply with its obligations under this Agreement.

4.3.2 Upon rescission, this Agreement shall cease to be of any effect except for the Surviving Provisions which shall remain in force and neither Party shall have any claim against the other, save for any claim arising from antecedent breaches of this Agreement.

4.3.3 The Buyer may at any time prior to the Longstop Date, waive conditionally or unconditionally any of the Conditions Precedent in Clause 4.1 above and the Parties shall proceed to Completion on the Completion Date accordingly.

5. COMPLETION

5.1 Completion Events, Date and Place

5.1.1 The Parties shall proceed with the Completion on the seventh (7th) Business Day after satisfaction or waiver by the Buyer (to the extent permitted by laws) of all the Conditions Precedent specified in Clause 4.1 or at such other time, date or location as agreed between the Vendor and the Buyer (“Completion Date”). The Completion shall take place on the Completion Date when all (but not some only) of the following events shall occur:-

(a) the Buyer shall, subject to and in exchange for the Vendor having complied with all of its obligations under Clause 5.1.1(b):-

(i) pay the Completion Payment (less an amount equivalent to the Deposit which shall be applied towards the Completion Payment) to the Vendor’s Account and deliver or caused to be delivered to the Vendor proof of such payment; and

(ii) an undated special resolution signed by the Buyer approving the Capital Reduction;

(b) the Vendor shall, deliver or caused to be delivered to the Vendor’s Solicitors, the following documents (“Vendor’s Completion Deliverables”), who shall deal with such documents as stakeholders in accordance with Clause 5.1.2 and the Buyer’s Solicitors and/or the Buyer’s Malaysia Solicitors shall be entitled to verify such delivery on the site:-

Exhibit 99.1

(i) one (1) original copy of the instrument of transfer in respect of the transfer of the Sale Shares from the Vendor to the Buyer, duly executed by the Vendor in favour of the Buyer accompanied by the Stamp Duty Documents;

(ii) all corporate seals (if not in possession of the company secretary already) and copies of the deed(s) of release and revocation to effect the release of the Sale Shares in relation to the Equity Pledges;

(iii) one (1) copy of the resolution(s) of the board of directors of the Company, certified as true copy by a director of the Company, approving the following:-

(A) the registration of the Buyer as the transferee of the Sale Shares;

(B) subject to Completion of the sale and purchase of the Sale Shares and the instrument of transfer in respect of the Sale Shares being duly stamped, the cancellation of the current share certificates in respect of the Sale Shares in the name of the Vendor and the issuance of the new share certificate in respect of the Sale Shares in the name of the Buyer with the common seal of the Company duly affixed thereto;

(C) subject to compliance with the statutory requirements of the Act, the appointment of the persons designated by the Buyer as the directors of the Company as from the latest of: (i) Completion Date of the Capital Reduction; (ii) the date on which the Current Directors sign the Company’s audited financial report for the year 2025 pursuant to section 251 of the Act; and (iii) the date on which the Current Directors sign the Tax Returns for 2025 Tax filing;

(D) revocation of all existing authorities to bankers in respect of the operation of the bank accounts of the Company and giving of authority in favour of such persons as the Buyer may nominate to operate such accounts; and

(E) waiver of the Net Intercompany Balances;

(iv) the written resignations of the Current Directors as directors of the Company to take effect on the latest of: (i) Completion Date of the Capital Reduction; (ii) the date on which the Current Directors sign the Company’s audited financial report for the year 2025 pursuant to section 251 of the Act; and (iii) the date on which the Current Directors sign the Tax Returns for 2025 Tax filing, with acknowledgements signed by each of them in a form and substance satisfactory to the Buyer to the effect that they have no claim against the Company, subject to Completion of the sale and purchase of the Sale Shares;

Exhibit 99.1

(v) one (1) copy of the compliance certificate, dated on the Completion Date and in a form and substance satisfactory to the Buyer, signed by the director of the Vendor on behalf of the Vendor, certifying that the Conditions Precedent have been fulfilled and remain fulfilled as of the Completion Date;

(vi) an irrevocable power of attorney in a form and substance satisfactory to the Buyer executed by the Vendor in favour of the Buyer to enable the Buyer to exercise all voting and other rights attaching to the Sale Shares and to appoint proxies for this purpose;

(vii) a release, in a form and substance satisfactory to the Buyer, of all and any claims that the Vendor and any member of the Vendor’s Group has or may have against the Company as at the Completion Date, duly executed by the Guarantor on behalf of the Vendor and all members of the Vendor’s Group;

(viii) a certificate in writing from the Vendor, in a form and substance reasonably satisfactory to the Buyer, that at Completion:-

(A) there are no contract or agreement subsisting between the Company (on the one hand) and the Vendor and/or any member of the Vendor’s Group and/or any direct or indirect Controlling Shareholder of the Guarantor or any Affiliate of such Controlling Shareholder (on the other hand) and that there are no rights, obligations, liabilities and claims between these parties with effect from Completion;

(B) save for the Continuing Contracts, all of the Contracts executed by the Company have been terminated and the Company have paid in full all relevant costs and expenses (including termination fee, if any);

(C) the Company does not have any outstanding Debt;

(ix) with respect to any Contract terminated after the Locked Box Date, the original copies of the termination agreement(s) with the relevant counterparty(ies) or the confirmation of termination issued by the relevant counterparty(ies) in the form and substance reasonably satisfactory to the Buyer (for the avoidance of doubt, such termination agreement or confirmation of termination shall include the relevant counterparty’s confirmation that all payments payable by the Company have been fully settled and there are no outstanding disputes or claims between such counterparty and the Company);

(x) a payment instruction in a form and substance satisfactory to the Buyer and signed by the Vendor;

Exhibit 99.1

(xi) for the purpose of Capital Reduction:-

(A) an undated board resolution signed by the Current Directors approving the Capital Reduction together with the solvency status of the Company as appendix; and

(B) an undated solvency statement signed by the Current Directors declaring the solvency status of the Company;

(xii) a waiver letter of the Net Intercompany Balances in a form and substance satisfactory to the Buyer duly executed by the Company.

5.1.2 After the Vendor has received confirmation in writing of receipt of the Completion Payment in the Vendor’s Account by the Vendor’s bank:-

(a) the Vendor shall procure that the Vendor’s Solicitors (who is hereby expressly and irrevocably authorised by the Parties) deliver or caused to be delivered to the Buyer’s Malaysia Solicitors the Vendor’s Completion Deliverables (save for Clause 5.1.1(b)(xi)) within one (1) Business Day after the Vendor has received such confirmation by the Vendor’s bank; and

(b) the Vendor shall provide reasonable assistance to the Buyer to revoke all existing authorities to bankers in respect of the operation of the bank accounts of the Company and giving authority in favour of such persons as the Buyer may nominate to operate such accounts within a period reasonably required by the Buyer.

5.1.3 The Vendor shall, immediately upon receipt of the original share certificate(s) in respect of the Sale Shares with the common seal of the Company duly affixed thereto from DB Trustees (Hong Kong) Limited and in any event no later than five (5) Business Days from Completion, deliver or caused to be delivered to the Buyer, Buyer’s Solicitors or the Buyer’s Malaysia Solicitors, such original share certificate(s) in respect of the Sale Shares.

5.1.4 For the avoidance of doubt, the Parties agree and acknowledge that the resignation of the Current Directors shall only take effect on the latest of: (i) the Completion Date of the Capital Reduction; (ii) the date on which the Current Directors sign the Company’s audited financial report for the year 2025 and (iii) the date on which the Current Directors sign the Tax Returns for 2025 Tax filing provided always that from Completion onwards, the Current Directors:-

(a) shall have no obligations, duties, responsibilities or liabilities to the Company whether management, operational, administrative, fiduciary or otherwise; and

(b) shall not be required to execute any documents or perform any acts or things whatsoever,

save and except for those required under this Agreement in relation to (i) the Capital Reduction, (ii) the audited financial report for the year 2025, (iii) the 2025 Tax filing,

Exhibit 99.1

(iv) the issuance of the new share certificate in respect of the Sale Shares in the name of the Buyer and (v) any other matters as agreed by the Parties and the Current Directors.

5.1.5 The Buyer agrees and undertakes to the Vendor that the Buyer and the Company shall not in any circumstances require the Current Directors to execute any documents or perform any acts or things whatsoever other than those expressly permitted and contemplated under Clause 5.1.4.

5.1.6 The Vendor shall undertake to the Buyer that without the Buyer’s consent, the Current Directors shall not, under any circumstances, execute any documents or perform any acts or things related to the Company. In the event of any breach of this Clause 5.1.6, all liabilities arising therefrom and all Losses incurred by the Company shall be borne by the Vendor.

5.2 Breach of Completion Obligations by the Vendor

5.2.1 If the provisions of Clause 5.1.1(b) are not complied with by the Vendor on the Completion Date provided that all of the Conditions Precedent to Completion have been satisfied or waived, the Vendor agrees and undertakes that notwithstanding any other provision in this Agreement, the Buyer shall be entitled (and in addition to and without prejudice to all other rights or remedies available to the Buyer under this Agreement and at law) to elect any one (1) of the following:-

(a) to claim for specific performance against the Vendor of its obligations under Clause 5 in which case damages or the remedy of monetary compensation shall not be regarded as sufficient or adequate compensation for the default of the Vendor under Clause 5.1.1(b);

(b) to terminate this Agreement by providing notice in writing to the Vendor (other than the Surviving Provisions and save in respect of rights arising out of any antecedent breach of this Agreement including with respect to a breach of the Vendor’s obligations at the Completion) without liability on the part of the Buyer; or

(c) to fix a new date for the Completion but such date shall be no later than thirty (30) days from the original Completion Date in which case, the provisions of Clause 5 shall apply to the Completion as so deferred. This Clause 5 is without prejudice to the Buyer’s right to elect any of the remedies under Clause 5 in the event the Vendor fails to complete this Agreement on the new date for Completion, in breach of its obligations under this Agreement.

5.2.2 In the event of termination of this Agreement pursuant to Clause 5.2.1(b):

(a) the Deposit shall be refunded by the Vendor to the Buyer and the Vendor shall refund to the Buyer any other payment of the Final Purchase Consideration (if any) paid by the Buyer to the Vendor under this Agreement within seven (7) Business Days from the date of such termination;

Exhibit 99.1

(b) each Party shall forthwith return or cause to be returned to the other Party within seven (7) Business Days from the date of such termination, all the documents, books, records or other information provided by the other Party (including its Representatives) pursuant to this Agreement with the Vendor’s interest in the Sale Shares remain intact; and

(c) all rights and obligations of the Parties shall cease to have effect immediately upon termination save for the Surviving Provisions and save in respect of rights arising out of any antecedent breach of this Agreement including with respect to a breach of the Vendor’s obligations at the Completion.

5.3 Breach of Completion Obligations by the Buyer

5.3.1 If the provisions of Clause 5.1.1(a) are not complied with by the Buyer on the Completion Date provided that all of the Conditions Precedent to Completion have been satisfied or waived, the Buyer agrees and undertakes that notwithstanding any other provision in this Agreement, the Vendor shall be entitled (and in addition to and without prejudice to all other rights or remedies available to the Vendor under this Agreement and at law) to elect any one (1) of the following:-

(a) to claim for specific performance against the Buyer of its obligations under Clause 5 in which case damages or the remedy of monetary compensation shall not be regarded as sufficient or adequate compensation for the default of the Buyer under Clause 5.1.1(a);

(b) to terminate this Agreement by providing notice in writing to the Buyer (other than the Surviving Provisions and save in respect of rights arising out of any antecedent breach of this Agreement including with respect to a breach of the Buyer’s obligations at the Completion) without liability on the part of the Vendor; or

(c) to fix a new date for the Completion but such date shall be no later than thirty (30) days from the original Completion Date in which case, the provisions of Clause 5 shall apply to the Completion as so deferred. This Clause 5 is without prejudice to the Vendor’s right to elect any of the remedies under Clause 5 in the event the Buyer fails to complete this Agreement on the new date for Completion, in breach of its obligations under this Agreement.

5.3.2 In the event of termination of this Agreement pursuant to Clause 5.3.1(b) above:-

(a) the Deposit shall be refunded by the Vendor to the Buyer and the Vendor shall refund to the Buyer any other payment of the Final Purchase Consideration (if any) paid by the Buyer to the Vendor under this Agreement within seven (7) Business Days from the date of such termination;

(b) each Party shall forthwith return or cause to be returned to the other Party within seven (7) Business Days from the date of such termination, all the documents, books, records or other information provided by the other Party (including its representatives, officers, employees, agents, professional

Exhibit 99.1

advisers and/or consultants) pursuant to this Agreement with the Vendor’s interest in the Sale Shares remain intact; and

(c) all rights and obligations of the Parties shall cease to have effect immediately upon termination save for the Surviving Provisions and save in respect of rights arising out of any antecedent breach of this Agreement including with respect to a breach of the Buyer’s obligations at the Completion.

5.4 Pending registration of legal title

5.4.1 The Parties agree that the full legal and beneficial title, rights, interests and benefits attached to the Sale Shares shall immediately pass and vest to the Buyer on the Completion notwithstanding that certain formal procedures for the transfer of the legal title to the Sale Shares have yet to be effected. Pending registration of the Sale Shares in the name of the Buyer upon Completion:-

(a) the Vendor hereby agrees and acknowledges that the beneficial interest in the Sale Shares is with the Buyer; and

(b) the Vendor shall hold the legal title to the Sale Shares as bare trustee for and on behalf of the Buyer.

5.5 Tax position of the Company

5.5.1 The Parties agree and acknowledge that the Company has in the Locked Box Accounts recognised and made a provision for Tax liability in respect of an uncertain Tax position for the period ended on the Locked Box Date arising from the tax incentives granted by the Government of Malaysia to the Company (“Uncertain Tax Position”). For the purpose of this Agreement, the Parties agree that the Uncertain Tax Position amount is United States Dollar Ten Million (USD10,000,000.00) (“UTP Amount”). Given that the Tax liability in respect of the Uncertain Tax Position will be paid to the Government of Malaysia in Ringgit Malaysia, the equivalent amount in United States Dollar shall be calculated based on the prevailing MYR/USD exchange rate applied by the remitting bank on the day the Company pays such Tax liability to the Government of Malaysia.

5.5.2 The Parties agree that subject always to Completion having taken place:-

(a) In the event that, during a period not exceeding seven (7) years after Completion, the actual Tax liability in respect of the Uncertain Tax Position is determined or assessed by the Governmental Authority or the Company to be lower than the UTP Amount whether through the issuance of any ruling, written decision or notice by the relevant Governmental Authority to the Company (including notice of assessment, notice of additional assessment, notification of non-chargeability), the filing of Tax Return by the Company or otherwise, the Buyer shall within thirty (30) Business Days from the date of such determination or assessment, pay to the Vendor an amount equivalent to the difference between the UTP Amount and the actual Tax liability.

Exhibit 99.1

(b) In the event that, during a period not exceeding seven (7) years after Completion, the actual Tax liability in respect of the Uncertain Tax Position is determined or assessed by the Governmental Authority or the Company to be higher than the UTP Amount whether through the issuance of any ruling, written decision or notice by the relevant Governmental Authority to the Company (including notice of assessment, notice of additional assessment, notification of non-chargeability), the filing of Tax Return by the Company or otherwise, the Vendor shall within thirty (30) Business Days from the receipt by the Vendor of the documentation evidencing such determination or assessment from the Buyer, pay to the Buyer an amount equivalent to the difference between the actual Tax liability and the UTP Amount.

(c) In the event that, on the date falling seven (7) years after Completion, no Tax liability is determined or assessed by the Governmental Authority or the Company in respect of the Uncertain Tax Position whether through the non- issuance of any ruling, written decision or notice by the relevant Governmental Authority to the Company (including notice of assessment, notice of additional assessment, notification of non-chargeability), the non-filing of Tax Return by the Company or otherwise, the Buyer shall within thirty (30) Business Days from the date falling seven (7) years after Completion, pay to the Vendor an amount equivalent to the UTP Amount.

5.5.3 The Buyer agrees and undertakes to the Vendor that the Buyer shall:-

(a) consult with the Vendor prior to any communication between the Buyer or the Company with the Governmental Authority in relation to the Uncertain Tax Position;

(b) give the Vendor, prior written notice of, and to the extent practicable, procure permission for the attendance of representatives of the Vendor (if the Vendor so chooses) at, meetings with the Governmental Authority in relation to the Uncertain Tax Position;

(c) subject to applicable laws and to the extent not revealing any confidential information of the Company or its Affiliates, promptly provide to the Vendor copies of all written notices, documentation or other communications that are submitted, sent or filed by the Buyer or the Company to the Governmental Authority in relation to the Uncertain Tax Position;

(d) promptly and in any event no later than two (2) Business Days upon receiving any ruling, written decision or notice (including notice of assessment, notice of additional assessment, notification of non-chargeability) from the Governmental Authority in relation to the Uncertain Tax Position, provide to the Vendor copies of such ruling and notices;

(e) subject to applicable laws and any requirement of the Governmental Authority, procure that the Company shall not enter into any understanding, undertaking or agreement with the Governmental Authority in relation to the Uncertain Tax Position without the consent of the Vendor (such consent shall not be unreasonably withheld or delayed).; and

Exhibit 99.1

(f) to the extent practicable and without casing adverse effects to the Company, ensure that the Buyer and Company shall:-

(i) take such action as the Vendor may reasonably request to avoid, resist, dispute, appeal, compromise or defend the Uncertain Tax Position;

(ii) allow the Vendor (if it elects to do so) to take over the conduct of all proceedings and/or negotiations arising in connection with the Uncertain Tax Position; and

(iii) provide such information and assistance as the Vendor may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the Uncertain Tax Position.

5.5.4 The Parties shall cooperate in good faith and use their best efforts to jointly resolve the Uncertain Tax Position and to minimise, to the extent permitted by law, any Tax liability, penalties and interest arising therefrom.

6. REPRESENTATIONS AND WARRANTIES

6.1 Representation and Warranties of the Parties

6.1.1 Each Party represents and warrants to the other Party that the representations and warranties set forth in this Clause 6.1.1 are true and accurate and not misleading in all respects on the date of this Agreement:-

(a) It is a company duly incorporated and validly existing under the laws of its country of incorporation.

(b) It has the legal right and full power, capacity and authority to execute and enter into this Agreement and deliver and perform the transactions contemplated and agreed to between the Parties under this Agreement, which when executed will constitute valid and binding obligations on the Party enforceable in accordance with the terms contained herein.

(c) The execution and delivery of, and the performance by the Party of its obligations under this Agreement will not and are not likely to result in a breach of any applicable law or any provision of the constitution of the Party or equivalent constitutional document of the Party or any agreement, order, decree or judgment which is binding on it.

(d) It is not insolvent or unable to pay its debts as they fall due, and no order has been made, or meeting convened for its winding up or for the appointment of a provisional liquidator or a judicial manager, and no receiver and/or manager has been appointed in respect of the whole or any part of its property, assets and/or undertaking, or in the event where such order, appointment or winding

Exhibit 99.1

up exists, the same is stayed, dismissed, struck out or discharged, as the case may be, by the Party within thirty (30) days from the date thereof.

(e) There are no suit, action, litigation, arbitration or tribunal proceedings involving the Party, which might have a material adverse effect on the Party’s ability to observe or perform their obligations and undertakings under this Agreement.

6.1.2 The Vendor further represents and warrants to the Buyer that the representations and warranties set forth in Schedule 2 are true and accurate and not misleading in all respects on the date of this Agreement.

6.1.3 Each of the representations and warranties set out in Clauses 6.1.1 and 6.1.2 and Schedule 2 is separate and independent and shall not be limited by reference to any other provision of this Agreement subject to Clause 6.1.6.

6.1.4 Each Party agrees that the only representations and warranties given by the other Party are those contained herein and each Party give no other warranty to the Party, whether express or implied.

6.1.5 Each Party acknowledges that the other Party has entered into this Agreement in reliance on all such representations and warranties.

6.1.6 The Buyer agrees that the representations and warranties are given subject to the matters disclosed in the Disclosure Schedule. Any fact or circumstance disclosed in the Disclosure Schedule to the Buyer shall not cause the representations and warranties to be deemed untrue, incorrect or incomplete.

6.2 Continuing Representations And Warranties

6.2.1 Each Party hereby represents and warrants to the other Party that the representations and warranties set out in Clause 6 and Schedule 2 (as may be applicable for the Party) are true and accurate and not misleading in all respects as of the date of this Agreement and will continue to be so up to and including Completion where they shall be deemed to be repeated save that where any representation or warranty is expressed to be made only at a particular date, it is given only at that date.

7 UNDERTAKINGS

7.1 Pre-Completion Covenants

7.1.1 Between the execution of this Agreement and Completion, the Vendor shall:

(a) within five (5) Business Days from the date of this Agreement, provide the Buyer with the executed employment contract of all personnels who provide services to the Company and permit the Buyer to communicate with and interview such personnel. For those personnels whom the Buyer decides to retain and be employed by the Company after the Completion, the Vendor shall ensure that such personnel’s employment relationship with the existing

Exhibit 99.1

employer is terminated and all severance payments are paid in full on or prior to the Completion or as otherwise agreed by the Parties;

(b) provide the Buyer and its Representatives with such access as is reasonably requested, upon reasonable prior notice and during business hours to (A) the financial statements of the Company and (B) the premises used by the Company, including for the purpose of inspection, surveys, measurements, assessments and other preparatory activities in connection with any proposed renovations;

(c) unless with the prior written consent of the Buyer (which consent shall not be unreasonably withheld or delayed), the Vendor shall not, and shall ensure the Company not to:

(i) authorize, adopt or effect any complete or partial liquidation of the Company;

(ii) authorize, adopt or effect any dissolution, merger, consolidation, restructuring, recapitalization or reorganization of the Company;

(iii) authorize for issuance, issue, deliver, sell, pledge, dispose of or grant (A) any shares or other equity or voting securities of the Company, or (B) any options, warrants or other rights to acquire, any such shares, equity interests or voting securities of the Company, or equity securities convertible into or exchangeable for, shares, equity interests or voting securities of the Company;

(iv) amend any constitutional document of the Company;

(v) make any change in accounting methods, principles or practices of the Company;

(vi) sell or remove any equipment, properties, facilities or assets; lease, license, mortgage or otherwise dispose of, or permit to become subject to any Encumbrances, the Owned Real Property or any equipment, facilities and other assets of the Company listed in Schedule 4;

(vii) incur any indebtedness (including make any loans or advances), or give a guarantee to secure another person’s obligation (including any member of the Vendor’s Group);

(viii) make, revoke or change any material Tax election, adopt or change any Tax accounting method or period, amend any income or other material Tax Return, enter into any closing agreement or other binding written agreement with a Governmental Authority with respect to Taxes, surrender any right to claim a refund of a material amount of Taxes, other than requested by any Governmental Authority, incur any material Tax liability, enter into any Tax allocation, Tax sharing or Tax indemnity agreement, apply for any

Exhibit 99.1

Tax ruling from any Governmental Authority, file any income or other material Tax Return other than one prepared in a manner consistent with past practice, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (in each case, except as required by applicable laws);

(ix) save and except for Air Products Case, initiate, settle or compromise any pending or threatened litigation or arbitration proceedings;

(x) make or commit to make any capital expenditures or make any capital commitment; and

(xi) terminate or cancel, let lapse, or amend or modify in any material respect, any insurance policy (if any).

Nothing in this Clause 7.1 shall operate so as to prevent or restrict any matter as may be required to give effect to any provision pursuant to this Agreement.

7.2 No-shop

7.2.1 After the date hereof and until the earlier of the occurrence of the Completion and the termination of this Agreement, the Vendor shall not, and shall procure the Company and the Representatives of the Company or the member of the Vendor’s Group not to, directly or indirectly, (i) solicit, initiate, encourage or engage in discussions or negotiations with any person (whether such discussions or negotiations are initiated by the Vendor, the Company, a third party or otherwise), other than the Buyer or its Affiliates or Representatives, relating to the possible acquisition of any equity of the Company (whether by way of merger, purchase of equity, purchase of assets, loan or otherwise) or any material asset of the Company (an “Alternate Transaction”), (ii) provide non-public information or documentation with respect to the Company to any person, other than the Buyer or its Affiliates or Representatives, for the purposes of an Alternate Transaction, or (iii) enter into any agreement with any person, other than the Buyer or its Affiliates or Representatives, with respect to an Alternate Transaction. The Vendor shall notify the Buyer promptly if any person makes any proposal, offer, inquiry or contact with respect to an Alternate Transaction, and shall not engage in discussions or negotiations with such person with respect to such Alternate Transaction.

7.3 Non-solicit

7.3.1 Unless the Buyer otherwise consents in writing, for the period from the Completion Date and within three (3) years following the Completion Date, the Vendor shall ensure that none of the members of the Vendor’s Group shall, directly or indirectly, solicit, entice away or endeavor to solicit or entice away any employee of the Company (whether employed by the Company before or after the Completion), except (i) pursuant to a general solicitation through the media or by a search firm, in either case, that is not directed specifically to any employees of the Company or (ii) if the Company had terminated the employment of such employee prior to the solicitation of or otherwise contact or discussion by the members of the Vendor’s Group on the employment with such employee.

Exhibit 99.1

7.3.2 The Vendor acknowledges that damages alone are not an adequate remedy if the Vendor breaches this Clause 7.3 and, without prejudice to any other remedy available, the Buyer may apply for injunctive relief if the Vendor breaches or threatens to breach this Clause 7.3.

7.4 Further Assurances

7.4.1 Notwithstanding the Completion, the Parties shall from time to time execute and do or procure to be executed and done all documents, acts, deeds and things as may be necessary or desirable in order to give effect to the transactions contemplated and agreed to between the Parties under this Agreement.

7.4.2 Notwithstanding the Completion:-

(a) the Vendor shall ensure that the fire certificate under the Fire Services Act 1988 valid for one (1) year shall be issued;

(b) the Vendor shall procure that the auditor of the Company, Ernst & Young PLT, issues the audited financial report for the year 2025 within twelve (12) weeks after the date of this Agreement or such other date as may be agreed between the Parties, and ensure that such report is signed by the Current Directors;

(c) the Vendor shall procure that the legal proceeding in relation to the Air Products Case shall have been effectively withdrawn, discontinued, and/or terminated, and that a court order evidencing such withdrawal, discontinuance, and/or termination has been obtained and delivered to the Buyer within four (4) months from the Completion Date; and

(d) the Parties shall promptly cooperate with each other in good faith and provide all necessary information and assistance, in relation to the Retained Sums. In the event that the Buyer or the Company receives a refund of the Retained Sums or any part thereof from any counterparty of the Continuing Contracts and such refund is verifiable by the Buyer or the Company, the Buyer or the Company shall promptly pay to the Vendor an amount equivalent to such refund received from such counterparty.

7.4.3 Without prejudice to the other rights and remedies of the Buyer under this Agreement, the Vendor agrees and acknowledges that any Tax liability arising for the Company in the year 2025 (including Tax payable under the Tax Returns for the year 2025) shall be borne by the Vendor. The Vendor shall be responsible for preparing the documents required for 2025 Tax filing and procure the Current Directors to complete the Tax filing within fifteen (15) Business Days after the issuance of the audit report for the year 2025 or such other date as may be agreed between the Parties, and shall ensure that the Tax Returns are true and correct. For the avoidance of doubt, the Tax Returns for the year 2025 shall be duly signed by the Current Directors.

The Vendor shall pay to the Buyer the outstanding Tax payable by the Company in respect of the the Tax Returns for the year 2025 (being the balance of Tax payable by

Exhibit 99.1

the Company after deducting total instalments paid by the Company up to Completion, in respect of the year 2025), if any, upon receiving the Buyer’s notice and supporting documents.

7.5 Post-Completion Notification

7.5.1 The Buyer shall:-

(a) notify the MITI and the Malaysian Investment Development Authority of the change of shareholding of the Company, such notification to be made no later than thirty (30) Business Days from the Completion Date of the Change of the Shareholder; and

(b) deliver or caused to be delivered to the Vendor a copy of the notification under Clause 7.5.1(a) within five (5) Business Days from the date of such notification.

7.6 Capital Reduction

7.6.1 For the purpose of offsetting the deficit to be incurred by the Company due to the waiver of the Net Intercompany Balances prior to or on the Completion, the Company shall carry out a capital reduction after the Completion to reduce its issued share capital to Ringgit Malaysia Two Million Five Hundred Thousand (RM2,500,000.00) fully paid up shares (the “Capital Reduction”). The Vendor undertakes to ensure that the Completion Date of the Capital Reduction shall occur within twelve (12) weeks after the Completion Date, provided that the Buyer shall have provided the Vendor on the Completion Date with the undated special resolution signed by the Buyer approving the Capital Reduction. For the avoidance of doubt, the Parties agree that the Vendor shall be authorised to perform such acts and things on behalf of the Company as may be necessary in order to complete the Capital Reduction.

7.6.2 The Vendor shall ensure that the amount of the paid up and partially paid up issued share capital reduced by the Company in Ringgit Malaysia (i.e. Ringgit Malaysia One Billion One Hundred Sixty-One Million Seven Hundred Sixty-Two Thousand (RM1,161,762,000.00)) in accordance with Clause 7.6.1 is sufficient to offset the deficit in the amount of United States Dollar Three Hundred Fifty-Nine Million One Hundred Eighty-Seven Thousand Eight Hundred Sixty-Six and Forty Five Cents (USD359,187,866.45) arising on the Company’s financial statements from the waiver of the Net Intercompany Balances after the Completion, and that such offset complies with all relevant laws, regulations and applicable accounting standards.

7.6.3 Any Losses or liability (including Tax liability) incurred by the Company as a result of this Clause 7.6, together with all costs and expenses arising therefrom, including but not limited to solicitors’ fees, advisor’s fees, and Company secretary fees, shall be borne by the Vendor, and shall be paid by the Vendor to the Buyer within ten (10) Business Days from the receipt by the Vendor of a Notice from the Buyer.

7.6.4 Without prejudice to the other rights and remedies of the Buyer hereunder, if the Vendor breaches the undertaking under Clause 7.6.1 or Clause 7.6.2, the Vendor shall

Exhibit 99.1

pay to the Buyer liquidated damages equivalent to twice the amount of the Deposit within ten (10) Business Days following the date of such breach.

7.7 Apportionment of Payables under Continuing Contracts

7.7.1 In the event that the invoices or statement of accounts for goods provided or services rendered to the Company prior to or on Completion Date under the Continuing Contracts are only issued by the counterparties of the Continuing Contracts after the Completion Date, the Parties agree that the amounts due and payable by the Company under such invoices and statements shall be apportioned by the Parties as at the Completion Date.

7.7.2 The Vendor shall be liable for the portion of the amount due and payable by the Company under the invoices and statements referred to in Clause 7.7.1 attributable to the period prior to and including the Completion Date whereas the Buyer shall be liable for the portion attributable to the period after the Completion Date.

7.7.3 Within five (5) Business Days of the Vendor's receipt of the relevant copies of the invoices referred to in Clause 7.7.1 that have been duly paid by the Company along with the final computation of the amount payable, the Vendor shall pay to the Buyer such amount that the Vendor is liable for pursuant to Clause 7.7.2.

8. INDEMNITY

8.1 The Vendor shall indemnify the Buyer, the Company , the Company’ directors, and officers (each, an “Indemnitee”) from and against any Losses to the extent that such Losses are incurred by such Indemnitee as a result of:-

(a) the failure to obtain a fire certificate with respect to the Company’s factory on the Owned Real Property;

(b) any breach of, or inaccuracy in or breach of any representation or warranty made by the Vendor in this Agreement;

(c) any breach or default in performance by the Vendor of any covenant, agreement or obligation of the Vendor as set forth in this Agreement;

(d) save and except for the Uncertain Tax Position amount which shall be governed by Clause 5.5, any Tax liability of the Company arising solely from events, acts or omissions occurring prior to Completion and any Tax liability of the Company arising under Clause 7.6 and Clause 7.4.3, including any Tax liability arising out of (i) any failure, by the Vendor or the Company to comply with any applicable laws of any applicable jurisdiction relating to tax; (ii) transfer pricing practices for the taxable period ending before Completion; (iii) any pre-Completion asset disposal activities, such as balancing charge; (iv) any pre-Completion dividend or distribution of profit; and (v) a waiver of the intercompany receivable (including a waiver of the Net Intercompany Balances);

(e) any pre-Completion termination of the Contract by the Company;

Exhibit 99.1

(f) Air Products Case;

(g) any product liability asserted by any supplier, Affiliate of the Company or third party arising from the defects of the product manufactured by the Company before the Completion or other similar causes;

(h) any Action against the Company by the creditors of accounts payables, a list of which is included in Schedule 6;

(i) any false representation, error, or inaccuracy in the audited financial statements for the year 2025 or any prior years.

8.2 The indemnification provisions contained in this Clause 8.1 are in addition to, and not in derogation of, any statutory, equitable or common-law remedy any Indemnitee may otherwise have.

8.3 Subject to Clause 9.2, the representations and warranties made by the Vendor herein shall survive the Completion. Such representations and warranties of the Vendor shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Buyer save for any fact, matter or circumstance Disclosed. All covenants or agreements shall survive the Completion and remain in full force and effect in accordance with their terms.

9. CLAIMS AND LIABILITY

9.1 Notification of Claims under this Agreement

9.1.1 Unless otherwise specified, Notice of any Claim under this Agreement shall be given in writing by the Buyer to the Vendor within fourteen (14) Business Days of the discovery of such Claim, specifying in reasonable detail the legal and factual basis of the Claim and the evidence on which the Buyer relies and, if practicable, an estimate of the amount of Losses which are, or are to be, the subject of the Claim (including any Losses which are contingent on the occurrence of any future event). However, provided that the Vendor shall bear all related costs and expenses incurred, the Vendor shall be accorded reasonable opportunity to negotiate, mediate and/or defend such claim in the name of the Company to its best effort and the Buyer is required to give reasonable and practicable cooperation, assistance and co-operation in this regard. The Buyer shall use its reasonable efforts to procure that the Company allows, the Vendor and its Representative to investigate the matter or circumstance alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim and to give reasonable information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records as the Vendor or its Representative may reasonably request, provided, however, that (i) such investigation, access or assistance would not violate any applicable law or confidentiality obligations of the Company, the Buyer or any of its Representatives (including any confidentiality obligations owed to the Company’s customers, suppliers and/or any other third parties) or unreasonably interfere with the business or operations of the Company, (ii) in no event shall the Buyer be required to provide the Vendor with access to any of the Company’s or Buyer’s trade secrets or

Exhibit 99.1

confidential business information; (iii) such investigation, access or assistance shall be subject to practical coordination by the Buyer; (iv) the Vendor and its Representatives shall comply with all reasonable instructions, requirements, and policies of the Buyer or the Company; and (v) the Vendor shall, and shall ensure any of its Representatives and other person who have access to such information keep all such information confidential and only to use it for the purpose of the claim in question.

9.2 Liability

9.2.1 Subject to any provision to the contrary in this Clause 9 (including Clause 9.2.3 and Clause 9.2.8), the maximum aggregate amount that the Vendor is required to pay in respect of all Claims whenever made under this Agreement is limited to an amount equivalent to United States Dollar Sixteen Million (USD16,000,000.00) (the “Indemnification Cap”).

9.2.2 Subject to any provision to the contrary in this Clause 9 (including Clause 9.2.3 and Clause 9.2.8), the Vendor shall not be liable under this Agreement in respect of any Claim unless the aggregate amount of all Claims for which the Vendor would otherwise be liable under this Agreement exceeds United States Dollar Three Hundred and Seven Thousand Five Hundred (USD307,500.00) (the “Indemnity Basket”), provided that if the aggregate amount of all Claims for which the Vendor would otherwise be liable under this Agreement exceeds United States Dollar Three Hundred and Seven Thousand Five Hundred (USD307,500.00), the Vendor shall be liable for the full amount of all Claims, without regard to the Indemnity Basket.

9.2.3 None of the limitations under Clause 9.2.1 and Clause 9.2.2 shall apply to any Claim against the Vendor arising out of or in connection with or is increased as a consequence of any liability under Clause 8.1(d), Clause 8.1(f), Clause 5.5, Clause 3.3, Clause 7.6 and Clause 7.4.3. For the avoidance of doubt, (i) any liability arising out of or in connection with Clause 8.1(d), Clause 8.1(f), Clause 5.5, Clause 3.3, Clause 7.6 and Clause 7.4.3 shall not be counted towards the Indemnification Cap; (ii) any amounts payable under Clause 11.14 shall not be subject to any monetary limitation under Clause 9.2.1 and Clause 9.2.2 and shall not be counted towards the Indemnification Cap.

9.2.4 Subject to Clause 9.2.8, the Vendor shall not be liable under this Agreement in respect of any Claim unless a written Notice of the Claim is given by the Buyer to the Vendor:

(a) in the case of any Claim in respect of or arising from a breach of any of the Vendor’s representation and warranties under Clause 6.1 and Schedule 2 or the indemnity under Clause 8.1(b) (other than Claims in respect of or arising from a breach of any of the Fundamental Warranties or Tax Warranties), within twenty-four (24) months following the Completion Date;

(b) in the case of any Claim in respect of or arising from the indemnity under Clause 8.1(a) or Clause 8.1(h), within twenty-four (24) months following the Completion Date;

Exhibit 99.1

(c) in the case of any Claim in respect of or arising from a breach of any of the Fundamental Warranties or the indemnity under Clause 8.1(e), Clause 8.1(f) Clause 8.1(g) and Clause 8.1(i), within five (5) years following the Completion Date;

(d) in the case of any Claim in respect of or arising from a breach of any of the Tax Warranties or the indemnity under Clause 8.1(d), within seven (7) years following the Completion Date;

(e) in the case of any Claim under Clause 5.5, Clause 7.6 or Clause 7.4.3, within seven (7) years following the Completion Date;

(f) in the case of any Claim in respect of or arising from a breach of covenant, undertaking, agreement or obligation and if such covenant, undertaking, agreement or obligation is required to be performed prior to the Completion, within twenty-four (24) months following the Completion Date; and

(g) in the case of any Claim in respect of or arising from a breach of covenant, undertaking, agreement or obligation and if such covenant, undertaking, agreement or obligation is required to be performed after the Completion, within twenty-four (24) months following the date of each breach.

The Buyer accordingly waives, releases and discharges all and any of its Claims and rights in respect of any liability against the Vendor after the expiry of the aforementioned periods.

9.2.5 The liability under Clause 8.1(a), Clause 8.1(d), Clause 8.1(e), Clause 8.1(f), Clause 8.1(g) , Clause 5.5 and Clause 7.6 shall not be prejudiced by or be otherwise subject to any disclosure (in the Disclosure Schedule or otherwise) and shall apply regardless of whether the Vendor have any actual or constructive knowledge with respect thereto.

9.2.6 The Buyer shall only be entitled to Claim for any Losses to the extent and only to the extent that such Losses have effectively been sustained by the Buyer, it being specified that:-

(a) any deficiency assessed by the Governmental Authority the effect of which is to shift a Tax liability from one fiscal year to another may give rise to a Claim only insofar as (i) the Buyer is required to pay a penalty or interest charge in relation thereto or (ii) the Buyer or the Company is subject to increased Tax thereon as a result of an increase in application or effective Tax rates;

(b) any deficiency assessed with regard to a Tax which is recoverable shall give rise to a Claim only insofar as the Buyer or the Company is required to pay the increased Tax, a penalty or interest charge in relation thereto;

(c) any payment due in respect of a Claim shall be calculated by taking into account the effect of any Tax savings actually received by the Buyer and/or any increase in the amount of Tax losses available to them for carry-forward

Exhibit 99.1

or carry-back and resulting from the deductibility of the relevant loss for Tax purposes; and

(d) any payment due in respect of a Claim shall be computed without regard to any multiple or valuation factor that may have been used in determining the Final Purchase Consideration.

9.2.7 The Vendor shall not be liable for any Claim if and only to the extent it is attributable to or the amount of such Claim is increased as a result of any:-

(a) laws not in force at the Completion Date;

(b) change of laws, regulations, directive, requirement or policy of the government after the Completion Date;

(c) change in the rates of Tax in force at the Completion Date; or

(d) any liability which is due to any change in accounting policies and/or standards as applied in Malaysia under any laws, regulations or accounting bodies after the Completion Date.

9.2.8 None of the limitations in this Clause 9.2 shall apply to any Claim against the Vendor arising out of or in connection with or is increased as a consequence of any fraud committed by or otherwise attributable to the Vendor.

9.2.9 To the extent practicable and without casing adverse effects to the Company, the Buyer shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any Claim under this Agreement.

9.2.10 The Buyer shall not be entitled to recover from the Vendor under this Agreement more than once in respect of the same damage suffered.

9.2.11 If the Buyer becomes aware of any Claim by a third party, including any Governmental Authority (“Third Party Claim”), that might result in a Claim being made against the Buyer and/or the Company, the Buyer shall:-

(a) to the extent practicable and provided that it would not violate any applicable law or confidentiality obligations of the Buyer or the Company, as soon as practicable (and in any event within fourteen (14) Business Days of being aware of it) give notice of the Third Party Claim to the Vendor so that the Vendor and/or its Representatives are given all reasonable information and facilities to investigate it;

(b) ensure that the Buyer and the Company shall:-

(i) consult with the Vendor on the Third Party Claim;

(ii) to the extent practicable and provided that it would not violate any applicable law, allow the Vendor (if it elects to do so), the consent

Exhibit 99.1

of which shall not be unreasonably withheld or delayed, to take over the conduct of all the actions to be taken, including the institution of proceedings and/or negotiations arising in connection with the Third Party Claim, provided that all related costs and expensed incurred, including those incurred by the Company and the Buyer (if any), shall be borne by the Vendor, and the Vendor shall not unreasonably prejudice the interests of the Company and the Buyer; and

(iii) provide such information and assistance as the Vendor may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the Third Party Claim, provided that (a) only to the extent that (i) it would not unreasonably interfere with the business or operations of the Company and (ii) it would not violate any applicable law or confidentiality obligations of the Buyer or the Company or any of its Representatives (including any confidentiality obligations owed to the Company’s customers, suppliers and/or any other third parties), (b) in no event shall the Buyer be required to provide the Vendor, with access to any of the trade secrets or confidential business information of the Buyer or the Company, (c) the Vendor and its Representatives shall comply with all reasonable instructions, requirements, and policies of the Buyer or the Company, (d) such assistance shall be subject to practical coordination by the Buyer, and (e) the Vendor shall, and shall ensure any of its Representatives and other person who have access to such information keep all such information confidential and only to use it for the purpose of the Claim in question..

9.2.12 If the Vendor has paid an amount in discharge of any claim for its breach of this Agreement and the Buyer or the Company is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Buyer or the Company (in whole or in part) in respect of the loss or liability which is the subject matter of the Claim, the Buyer shall or shall procure that the Company shall, pay to the Vendor as soon as practicable after receipt of such indemnification or compensation from the third party, an amount equal to the lessor of (i) any sum recovered from the third party less any costs and expenses incurred in obtaining such recovery and less any Taxation attributable to the recovery after taking account of any tax relief available in respect of any matter giving rise to the claim or (ii) the amount previously paid by the Vendor to the Buyer less any Taxation attributable to the recovery, and until paid, such amount shall be a debt due and payable by the Buyer or the Company to the Vendor.

9.2.13 If the Vendor advises the Buyer that it wishes to assume the conduct of the defense of the Claim from the third party and obtains the Buyer’s consent, then in conducting any such proceedings, the Vendor shall take steps as are reasonable in the circumstances to consult with the Buyer and shall provide the Buyer with copies of any notice, correspondence or other document relating to such proceedings and shall keep the Buyer reasonably informed as to the status of such proceedings. In the event the Claim from the third party relates to Tax or the relevant action involves submission of a written correspondence to a Governmental Authority or communication with a

Exhibit 99.1

Governmental Authority, the Buyer shall have the right to comment on the submission or correspondence prior to its submission and ask for a permission for the attendance of representatives of the Buyer (if the Buyer so chooses) at, meetings or communications with the Governmental Authority, and the Vendor shall not submit any written correspondence to the Governmental Authority without the consent of the Buyer (such consent shall not be unreasonably withheld or delayed). To the extent that it will not adversely affect the interests of the Buyer or the Company, the Buyer undertakes that it shall not interfere with such defence of the Claim which may prejudice or compromise the said defence. For the avoidance of doubt, the Parties agree that the Vendor shall assume conduct of the defence of Air Products Case provided that the Vendor shall consult with the Buyer on the actions to be taken and shall provide the Buyer with copies of any notice, correspondence or other document relating to such proceedings, claims, actions, or disputes and shall keep the Buyer reasonably informed as to the status of such proceedings.

9.2.14 Any statement qualified by the expression “to the Vendor’s knowledge, information and belief”, “known to the Vendor”, “so far as the Vendor is aware” or any similar expression shall, unless otherwise stated, be deemed to be given based on the actual knowledge, information, belief and awareness of the Vendor and the knowledge, belief or awareness which they would have had if each had made such enquiries as are reasonable.

9.2.15 Notwithstanding the provisions of this Agreement but subject to any provision to the contrary in this Clause 9 (including Clause 9.2.5), the Vendor shall not be liable for:-

(a) any Claim to the extent that the fact, matter or circumstances giving rise to the Claim has been Disclosed to the Buyer or to any of its Representatives;

(b) any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement or otherwise at the request in writing or with the approval in writing of the Buyer;

(c) any liability which is contingent only unless and until such contingent liability becomes an actual liability and is due and payable;

(d) a Claim that is made good, adequately offset (including as a result of expenditure being tax deductible) or adequately compensated for by any other means to the Buyer or the Company;

(e) any liability to the extent that such liability is specifically and directly caused or increased by any voluntary act, omission or transaction of the Buyer, the Company or their respective Representatives after the Completion Date, provided that such act, omission or transaction unreasonably prejudices the interests of the Vendor or the Company; and

(f) a matter giving rise to a Claim that is capable of being remedied and, within forty five (45) days or other period as agreed by the Parties after receiving written notice of the Claim, has been remedied by the Vendor to the reasonable satisfaction of the Buyer, provided that if failure to promptly remedy such Claim could materially and adversely affect the interests of the

Exhibit 99.1

Company, the Buyer shall have the right to reasonably shorten the aforementioned remedy period.

10. EFFECTIVE AND TERMINATION

10.1 Effective Date

10.1.1 This Agreement shall become effective on the date it is duly executed by all of the Parties and shall continue in force until terminated in accordance with Clause 10.2.

10.2 Termination

10.2.1 This Agreement may be terminated:-

(a) at any time upon the mutual written consent of both the Vendor and the Buyer;

(b) by a Party, as set forth in Clause 4.3.1;

(c) by the Buyer, as set forth in Clause 5.2; or

(d) by the Vendor, as set forth in Clause 5.3.

11. MISCELLANEOUS

11.1 Further Assurances

11.1.1 Each Party shall procure, and shall use its reasonable endeavours to procure and ensure that any necessary third party shall, from time to time execute such documents and perform such acts and things as the Parties may reasonably require to transfer the Sale Shares from the Vendor to the Buyer and to give each of the Parties the full benefit of this Agreement.

11.2 Whole Agreement

11.2.1 This Agreement constitutes the whole agreement and understanding between the Parties relating to the subject matter of this Agreement at the date of this Agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement, letters or correspondence between the Parties in relation to the matters dealt with in this Agreement. This Agreement was not entered into by the Parties in reliance of any agreement, understanding, warranty or representation of any Party not expressly contained or referred to in this Agreement.

11.3 No Assignment

11.3.1 Neither the Vendor nor the Buyer may without the prior written consent of the other Party (such consent shall not be unreasonably withheld or delayed), assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement, except that after the Final Purchase Consideration has been fully paid by the Buyer in accordance with this Agreement, the Buyer may assign

Exhibit 99.1

its rights and obligations under this Agreement to its Affiliate without the prior written consent of the Vendor.

11.4 Variation

11.4.1 No variation of this Agreement shall be effective unless in writing and signed by both of the Parties.

11.5 Successors and assigns

11.5.1 This Agreement will be binding upon and inure for the benefit of the respective heirs, personal representatives, successors-in-title or permitted assigns, as the case may be, of the Parties.

11.6 No Partnership or Agency

11.6.1 The provisions of this Agreement will not be construed or taken to constitute:-

(a) a partnership between the Parties;

(b) either Party to be the agent of the other Party; or

(c) an authority to either Party to represent or bind or pledge the credit of the other Party in any way.

11.7 Time of the Essence

11.7.1 Time shall be of the essence of this Agreement both as regards any dates and periods mentioned and as regards any dates and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the Parties.

11.8 Costs and Expenses

11.8.1 Each Party shall bear its own respective costs and expenses incurred by it in connection with the preparation, negotiation, entry into and implementation of this Agreement.

11.8.2 The Buyer shall bear the full stamp duty (including any penalties which may be imposed by the stamp office) in connection with the transfer of the Sale Shares contemplated in this Agreement.

11.9 Notices

11.9.1 Any notice or other communication in connection with this Agreement or documents and instruments incident to the Transaction (each, a “Notice”) shall be:-

(a) in writing in English;

Exhibit 99.1

(b) delivered by e-mail (in a form that identifies the sender and clearly indicates the subject matter of the Notice in the subject heading of the e-mail), registered post, hand or courier; and

(c) in each case, marked for the attention of the relevant person set out in Clause 11.9.2.

11.9.2 A Notice to a Party shall be sent to the following address, or such other person or address as the Party may notify to the other Parties from time to time.

(a) If to the Vendor:-

SUNPOWER TECHNOLOGY LTD.

One Nexus Way

Camana Bay, George Town

Grand Cayman, KY1-9005, Cayman Islands

E-mail: [*****]

Attention: Dmitri Hu

(b) If to the Buyer:-

801 Lorong 7 Toa Payoh #02-01 WBL Building Singapore 319319

Telephone: [*****]

Attention: Janny Zhang

Email: [*****]

with a copy to:

JunHe LLP

26-28/F HKRI Centre One, HKRI Taikoo Hui 288 Shimen Road (No.1), Shanghai 200041, P. R. China

Attention: Wenjun Jiang (蒋文俊)

E-mail: [*****]

11.9.3 A Notice shall be effective upon receipt and shall be deemed to have been received:-

(a) when the sender receives an automated message confirming delivery or four (4) hours after the time at which the e-mail is sent (as recorded on the device from which the sender sent the e-mail), whichever occurs first, unless the sender receives an automated message that the e-mail has not been delivered, in which case the relevant Notice will be deemed not to have been served;

(b) five (5) Business Days after posting, if delivered by registered post;

(c) at the time of delivery, if delivered by hand or courier,

provided that in each case, service occurs on a day that is not a Business Day or after 5.00 p.m. on a Business Day, service shall be deemed to occur at 9.30 a.m. on the next following Business Day and where service occurs before 9.30 a.m. on a Business Day, service shall be deemed to occur at 9.30 a.m. on that same Business Day.

Exhibit 99.1

11.9.4 Any legal process made under this Agreement shall be deemed to have been sufficiently given or made if sent by registered post to the respective address for service of the Parties as stated in Clause 11.9.2 (a) and Clause 11.9.2 (b) and shall be deemed to have been served on and duly received by the other Party after the expiration of five (5) Business Days from the date it is posted, or if delivered by hand to the Party to be served on its or its solicitors, on the day it was delivered.

11.9.5 No change in the address for service of the Parties howsoever brought about shall be effective or binding on the other Party unless a Notice has been given in regards to the change of address for service.

11.10 Confidentiality

11.10.1 Subject to Clause 11.10.2, each Party shall and shall procure its Representatives who are in receipt of any Confidential Information (as defined below) treat as strictly confidential and not disclose or use any information received or obtained by it prior to or as a result of entering into this Agreement which relates to the existence and the provisions of this Agreement or the negotiations or any discussions relating to this Agreement (the “Confidential Information”). For the avoidance of doubt, any information relating to the Company shall cease to constitute Confidential Information for the Buyer upon the Completion Date, but shall constitute Confidential Information for the Vendor from Completion onwards.

11.10.2 Clause 11.10.1 above shall not prohibit disclosure or use of any information referred to in Clause 11.10.1 if and to the extent:-

(a) the disclosure or use is required by applicable law (including rules or requirements of any recognised securities or stock exchange on which the shares of a Party or its parent company are listed) or any Governmental Authority, regulatory body or pursuant to an order by a court of competent jurisdiction;

(b) the disclosure or use is required to vest the full benefit of this Agreement in a Party;

(c) the disclosure or use is required for the purpose of any enforcement or proceedings arising out of this Agreement;

(d) the disclosure is made to professional advisers of a Party on terms that such professional advisers undertake to comply with the provisions of Clause 11.10.1 in respect of such information as if they were a party to this Agreement;

(e) the information is or becomes publicly available (other than by breach of this Agreement by any of the Parties);

(f) the other Party has given prior written approval specific to the relevant disclosure or use of such information;

Exhibit 99.1

(g) the disclosure is made by a Party on a strictly confidential and need to know basis to any of its subsidiaries and its related corporations or their directors, officers or employees; or

(h) the information is independently developed and without use of or access to any information referred to in Clause 11.10.1,

provided that prior to disclosure or use of any information pursuant to Clause 11.10.2(a), Clause 11.10.2(b) and Clause 11.10.2(c), the Party concerned shall promptly notify in writing the other Party of such requirement with a view to providing that other Party with the opportunity to contest such disclosure or use or otherwise to agree the content and timing of such disclosure or use, where legally permissible and where reasonably practicable.

11.11 Invalidity

11.11.1 If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties.

11.11.2 To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 11.11.1 above, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 11.11.1, not be affected.

11.12 Counterparts

11.12.1 This Agreement may be entered into in two (2) counterparts, all of which taken together shall constitute one (1) and the same instrument. The Parties may enter into this Agreement by signing (whether by handwriting, electronically or digitally) any such counterpart.

11.13 Waivers

11.13.1 No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the Party waiving such provision. No failure or delay by a Party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or remedy hereunder preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by a Party or any breach by any other Party of any provision hereof shall be deemed to be a waiver of a subsequent breach of that or any other provision hereof.

11.14 Payments

11.14.1 Unless otherwise specified, any payment under this Agreement that is made later than its due date shall accrue interest at a rate of five percent (5%) per annum, without prejudice to any other rights and remedies of the payee hereunder.

Exhibit 99.1

11.15 Governing Law and Submission to Jurisdiction

11.15.1 This Agreement shall be governed by and construed in all respects in accordance with the laws of Malaysia.

11.15.2 Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration administered by the Asian International Arbitration Centre (“AIAC”), in accordance with the AIAC Arbitration Rules for the time being in force, which rules are deemed to be incorporated by reference in this clause. The arbitral tribunal shall consist of a single arbitrator to be appointed by the Director of the AIAC for the time being and the seat of arbitration shall be Kuala Lumpur, Malaysia. The arbitral tribunal shall determine the costs and expenses to be borne by each Party in relation to the arbitration. The decision of the arbitrator shall be final and binding on both Parties.

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Exhibit 99.1

SCHEDULE 1

The Company

[*****]

Exhibit 99.1

SCHEDULE 2

WARRANTIES OF THE COMPANY

[*****]

Exhibit 99.1

SCHEDULE 3

DISCLOSURE SCHEDULE

[*****]

Exhibit 99.1

SCHEDULE 4

ASSETS OF THE COMPANY

[*****]

Exhibit 99.1

SCHEDULE 5

PARENT COMPANY GUARANTEE

Parent Company Guarantee

THIS GUARANTEE (“Guarantee”) is made on 23 January 2026

BY

MAXEON SOLAR TECHNOLOGIES, LTD. (Registration No.: 201934268H), a company incorporated in Singapore and having its registered address at 38 Beach Road #23-11, South Beach Tower, Singapore 189767 (“Guarantor”)

IN FAVOUR OF

MFS TECHNOLOGY (S) PTE LTD (Registration No.: 198803689D), a company incorporated in Singapore and having its registered address at 801 Lorong 7 Toa Payoh, #02-01 WBL Building, Singapore 319319 (“Buyer”).

WHEREAS:-

(A) The Buyer has entered into a Share Sale and Purchase Agreement dated 23 January 2026 (“Agreement”) with SUNPOWER TECHNOLOGY LTD. (Registration No.: 125925) whose registered office is at One Nexus Way, Camana Bay, George Town, Grand Cayman, KY1-9005, Cayman Islands (“Vendor”) whereby the Vendor has agreed to sell to the Buyer, and the Buyer has agreed to purchase from the Vendor, the Sale Shares, on the terms and subject to the conditions set out in the Agreement.

(B) The Guarantor hereby agrees to guarantee the performance of all of the Vendor’s obligations, duties, undertakings, warranties and indemnities under the Agreement on the terms and subject to the conditions set out in this Guarantee.

NOW IT IS HEREBY AGREED as follows:-

1. Guarantee

1.1 In consideration of the Buyer entering into the Agreement with the Vendor, the Guarantor hereby irrevocably and unconditionally guarantees to the Buyer the due and punctual performance by the Vendor of each and all of its obligations, duties, undertakings, warranties and indemnities under the Agreement (“Obligations”).

2. Performance Obligations

2.1 If, at any time, there is any default, failure or omission made by the Vendor in the performance of any of the Obligations, the Guarantor shall unconditionally perform (or procure the performance of) and satisfy (or procure the satisfaction of) such Obligation in regard to which such default, failure or omission has been made in the manner prescribed by the Guarantee within the period reasonably required by the

Exhibit 99.1

Buyer and so that the same benefits shall be conferred on the Buyer as it would have received if such Obligation had been duly performed and satisfied by the Vendor.

3. Liability As If Sole Principal Obligor

3.1 As between the Guarantor and the Buyer (but without affecting the Obligations), the Guarantor shall remain liable under this Guarantee as if it were the sole principal obligor and not merely a guarantor provided that the aggregate liability of the Guarantor under this Guarantee shall not exceed the liability of the Vendor under the Agreement (including the limitations and exclusions of liabilities under the Agreement). The Guarantor hereby waives any right which it may have to require the Buyer to proceed first against or claim payment from the Vendor to the intent that as between the Buyer and the Guarantor, the latter shall be liable as a sole principal obligor, as if it had entered into all Obligations jointly and severally with the Vendor.

3.2 The liability of the Guarantor as aforesaid shall not be released, modified, impaired or diminished by:-

(a) any arrangements or alterations of terms (whether of the Agreement or otherwise) or any forbearance, neglect or delay in seeking performance of the Obligations hereby imposed or any granting of time for such performance;

(b) any insolvency, liquidation, administration, receivership or winding-up or dissolution of the Guarantor;

(c) any change of control or sale of the Guarantor;

(d) any other act or omission or any other event or circumstance (whether or not known by the Buyer) which but for this clause would or might operate to impair or discharge liability of the Guarantor under this Guarantee; or

(e) any misrepresentation, incorrect statement, or fraud by the Vendor or the Guarantor under the Agreement or the Guarantee respectively.

4. Representation and Warranties

4.1 The Guarantor hereby represents and warrants to the Buyer that the representations and warranties set forth in this Clause 4.1 are true and accurate and not misleading in all respects on the date of the Agreement and on the Completion Date:-

(a) the Guarantor is a company duly incorporated and validly existing under the laws of its country of incorporation;

(b) the Guarantor has the legal right and full power, capacity and authority to execute and enter into this Guarantee, which when executed will constitute valid and binding obligations on the Guarantor enforceable in accordance with the terms contained herein;

(c) the execution and delivery of, and the performance by the Guarantor of its obligations under this Guarantee will not and are not likely to result in a breach

Exhibit 99.1

of any applicable law or any provision of the constitution of the Guarantor or equivalent constitutional document of the Guarantor or any agreement, order, decree or judgment which is binding on it;

(d) the Guarantor is not insolvent or unable to pay its debts as they fall due, and no order has been made, or meeting convened for its winding up or for the appointment of a provisional liquidator or a judicial manager, and no receiver and/or manager has been appointed in respect of the whole or any part of its property, assets and/or undertaking, or in the event where such order, appointment or winding up exists, the same is stayed, dismissed, struck out or discharged, as the case may be, by the Guarantor within thirty (30) days from the date thereof;

(e) there are no suit, action, litigation, arbitration or tribunal proceedings involving the Guarantor, which might have a material adverse effect on the Guarantor’s ability to observe or perform their obligations and undertakings under this Guarantee;

(f) all consents, approvals, authorizations of any competent Governmental Authority or of any other person that are required for the execution, delivery and performance of this Guarantee have been duly obtained and are in full force and effect as of the Completion Date;

(g) all corporate authorizations, proceedings and internal approvals required for the execution, delivery and performance of this Guarantee have been duly obtained and are in full force and effect as of the Completion Date;

(h) no Action shall have been threatened or instituted against the Guarantor that seeks to enjoin the execution, delivery and performance of this Guarantee, to challenge its validity, or to assert any liability against the Guarantor on account of, such execution, delivery and performance.

If the Guarantor breaches any of the above representations and warranties, the Guarantor shall indemnify the Buyer against all Losses suffered by the Buyer as a result thereof, and if such breach makes this Guarantee invalid or unenforceable, the Buyer shall have the right to require the Guarantor to provide additional security satisfactory to the Buyer.

5. MISCELLANEOUS

5.1 This Guarantee shall be in addition to and without prejudice to and not in substitution for all other rights, remedies or security which the Buyer may now or hereafter have or hold for the performance and observance of the Obligations under the Agreement and at law.

5.2 This Guarantee shall be governed by and construed in all respects in accordance with the laws of Malaysia.

5.3 Any dispute arising out of or in connection with this Guarantee, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by

Exhibit 99.1

arbitration administered by the Asian International Arbitration Centre (“AIAC”), in accordance with the AIAC Arbitration Rules for the time being in force, which rules are deemed to be incorporated by reference in this clause. The arbitral tribunal shall consist of a single arbitrator to be appointed by the Director of the AIAC for the time being and the seat of arbitration shall be Kuala Lumpur, Malaysia. The arbitral tribunal shall determine the costs and expenses to be borne by each party in relation to the arbitration. The decision of the arbitrator shall be final and binding on both parties.

5.4 The rights and liabilities under this Guarantee shall not be encumbered, transferred or assigned to any third party by the Guarantor unless agreed in writing and in advance by the Buyer.

5.5 No forbearance or delay by the Buyer in enforcing its respective rights will prejudice or restrict the rights of the Buyer and no waiver of any such rights or of any breach of any contractual terms will be deemed to be a waiver of any other right or of any later breach.

5.6 This Guarantee shall come into force on the date of the Agreement and is to be a continuing guarantee to the Buyer and shall remain in force until all of the Obligations of the Vendor have been fully performed and all sums payable to the Buyer have been fully paid under the Agreement. As from the expiry of this Guarantee, the Guarantor shall have no further obligations or liabilities under this Guarantee, whether this Guarantee is returned or not to the Guarantor.

5.7 No remedy conferred by any provision of this Guarantee is intended to be exclusive of any other remedy and each and every remedy shall be cumulative and shall be in addition to every other remedy given thereunder or existing at law or in equity, by statute or otherwise.

5.8 If any of the provisions of this Guarantee is judged to be illegal or unenforceable, the continuation in full force and effect of the remainder of them will not be prejudiced.

5.9 Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Agreement. Any reference to “law” or “person” in this Guarantee shall have the same interpretation as in the Agreement.

5.10 A Notice to the Buyer and the Guarantor under this Guarantee shall be sent to the following address, or such other person or address as the Buyer or the Guarantor may notify to the other party from time to time.

(a) If to the Buyer:-

MFS TECHNOLOGY (S) PTE LTD

801 Lorong 7 Toa Payoh #02-01 WBL Building Singapore 319319

Telephone: [*****]

Attention: [*****]

Email: [*****]

with a copy to:

JunHe LLP

Exhibit 99.1

26-28/F HKRI Centre One, HKRI Taikoo Hui 288 Shimen Road (No.1), Shanghai 200041, P. R. China

Attention: [*****]

Email: [*****]

(b) If to the Guarantor:-

MAXEON SOLAR TECHNOLOGIES, LTD.

38 Beach Road #23-11

South Beach Tower

Singapore 189767

Attention: [*****]

Email: [*****]

5.11 Clause 1 (Definitions and Interpretation), Clause 11.4 (Variation), Clause 11.5 (Successors and assigns), Clause 11.6 (No Partnership or Agency), Clause 11.7 (Time of the Essence), Clause 11.8 (Costs and Expenses) (other than Clause 11.8.2), Clause 11.9 (Notices) (other than Clause 11.9.2), Clause 11.11 (Invalidity) and Clause 11.13 (Waivers) of the Agreement shall apply mutatis mutandis to this Guarantee as if incorporated by reference.

IN WITNESS WHEREOF this Guarantee has been executed on 23 January 2026

For and on behalf of

MAXEON SOLAR TECHNOLOGIES, LTD.

(Registration No.: 201934268H)

in the presence of:-

/s/ Jasmine Sim

...................................................

Name: Jasmine Sim

Designation: HR Executive

) ) ) )	/s/ Dmitri Hu ................................................... Name: Dmitri Hu Designation: Authorized Signatory

Exhibit 99.1

We hereby acknowledge, confirm and agree to the Parent Company Guarantee dated 23 January 2026 from MAXEON SOLAR TECHNOLOGIES, LTD. and the contents therein.

Yours faithfully,

for and on behalf of MFS TECHNOLOGY (S) PTE LTD

/s/ Tan Bian Ee

...................................................

Name: Tan Bian Ee

Designation: Director

Exhibit 99.1

SCHEDULE 6

CREDITORS OF ACCOUNT PAYABLES

Exhibit 99.1

SCHEDULE 7

RETAINED SUMS

[*****]

Exhibit 99.1

IN WITNESS WHEREOF this Agreement has been entered into on 23 January 2026

The Vendor

For and on behalf of

SUNPOWER TECHNOLOGY LTD.

(Registration No.: 125925)

in the presence of:-

/s/ Jasmine Sim

...................................................

Name: Jasmine Sim

Designation: HR Executive

Date: 23 January 2026

) ) ) )	/s/ Dmitri Hu ................................................... Name: Dmitri Hu Designation: Director Date: 23 January 2026

Exhibit 99.1

IN WITNESS WHEREOF this Agreement has been entered into on 23 January 2026

The Buyer

For and on behalf of

MFS TECHNOLOGY (S) PTE LTD

(Registration No.: 125925)

in the presence of:-

/s/ Janny Zhang

...................................................

Name: Janny Zhang

Designation: Director

Date: 23 January 2026

) ) ) )	/s/ Tan Bian Ee ................................................... Name: Tan Bian Ee Designation: Director Date: 23 January 2026